UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

CBIZ, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

124805102

(CUSIP Number)

Malcolm Ross

Dickstein Shapiro LLP

1633 Broadway

New York, N.Y. 10019

(212) 277-6500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124805102

(1)	Names of Reporting Persons

Westbury (Bermuda) Ltd.

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds*

(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Bermuda

Number of shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power	2,148,760
	(8)	Shared Voting Power	-0-
	(9)	Sole Dispositive Power	2,148,760
	(10)	Shared Dispositive Power	-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person.

2,148,760

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.3% (1)

(14)	Type of Reporting Person (see instructions): CO

(1) Based on 49,454,459 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed on May 5, 2014.

(1)	Names of Reporting Persons

Westbury Trust

(2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds

(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Bermuda

Number of shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power	2,148,760 (1)
	(8)	Shared Voting Power	-0-
	(9)	Sole Dispositive Power	2,148,760 (1)
	(10)	Shared Dispositive Power	-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person.

2,148,760

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.3% (2)

(14)	Type of Reporting Person (see instructions): OO

(1) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.

(2) Based on 49,454,459 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed on May 5, 2014.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “ SEC ” or “ Commission ”) on November 4, 1996 by Michael G. DeGroote (“DeGroote”) and MGD Holdings Ltd., a Bermuda corporation, as amended by Amendment No. 1 filed with the SEC on June 4, 1997 by DeGroote and Westbury (Bermuda) Ltd., a Bermuda limited corporation (“Westbury ”) (as successor-in-interest to MGD Holdings Ltd.), Amendment No. 2 filed with the SEC on May 15, 1998 by DeGroote and Westbury, Amendment No. 3 filed with the SEC on February, 12, 2010 by DeGroote, Westbury, and Westbury Trust, a Bermuda trust which owns 100% of the stock of Westbury (“Westbury Trust”), Amendment No. 4 filed with the SEC on September 16, 2010 by Westbury and Westbury Trust, Amendment No. 5 filed with the SEC on August 1, 2013 by Westbury and Westbury Trust, Amendment No. 6 filed with the SEC on September 23, 2013 by Westbury and Westbury Trust, Amendment No. 7 filed with the SEC on March 5, 2014 by Westbury and Westbury Trust and Amendment No. 8 filed with the SEC on May 30, 2014 relating to the common stock, par value $0.01 per share, of CBIZ, Inc., a Delaware corporation (the “ Issuer ”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

Paragraphs (a) and (b) of Item 5 are amended and restated as follows:

(a) and (b). Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 9 are incorporated herein by reference. Such information is based on 49,454,459 shares of common stock outstanding, as reported by Issuer in its Form 10-Q filed on May 5, 2014.

Paragraph (c) of Item 5 is amended as follows:

(c). On July 2, 2014 the Reporting Persons sold an aggregate of 725,000 shares on the open market at a weighted average price of $9.150200. The high price of the range was $9.27 and the low price of the range was $9.15. Upon request by the SEC Staff, the Reporting Persons will report full information regarding the number of shares sold at each separate price. The aggregate number of shares sold by the Reporting Persons on such date exceeded 1.0% of the Issuer’s issued and outstanding shares.

On July 2, 2014 the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s common stock.

Depending on general economic conditions, market conditions and other factors, the Reporting Persons may hold their remaining shares or may sell some or all of such remaining shares from time to time in the open market or in privately negotiated transactions.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014	WESTBURY (BERMUDA) LTD. /s/ Jim Watt Name: Jim Watt Title: President
Dated: July 10, 2014	WESTBURY TRUST /s/ Jim Watt Name: Jim Watt Title: Trustee